Exhibit 99.1

Ellomay Capital Announces Results of 2021 Annual General Meeting of Shareholders

Tel-Aviv, Israel, August 12, 2021 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced that at the annual general meeting of the Company’s shareholders, held on August 12, 2021 (the “AGM”), the following proposals were adopted and approved by the required majority (including the special majority required in connection with proposals 2-5):

1.	Reelection of Shlomo Nehama, Ran Fridrich, Anita Leviant and Ehud Gil as directors;

2.	Approval of an amended compensation policy for the Company’s officers and directors;

3.
Approval of an Amended and Restated Management Services Agreement among the Company, Meisaf Blue & White Holdings Ltd., Kanir Joint Investments (2005) LP and Keystone R.P. Holdings and Investments Ltd.;

4.	Approval of grant and extension of indemnification undertaking, which includes an undertaking to provide liability insurance, to office holders who are deemed to be controlling shareholders;

5.	Approval of grant and extension of an exemption to office holders who are deemed to be controlling shareholders; and

6.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2021 and until the next annual general meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services.

For more information, please see the Company’s Notice and Proxy Statement relating to the AGM, furnished on Form 6-K to the Securities and Exchange Commission on July 1, 2021.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the impact of Covid-19 virus on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, changes in demand and technical and other disruptions in the operations or construction of the power plants owned by the Company in addition to other risks and uncertainties associated with the Company’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com